SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 25, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolution of the Tenth Meeting of the Seventh Session

of the Board of Directors

The Company and all members of its board of directors warrant that there are no misstatements, misleading representations or material omissions in this announcement, and are jointly and severally liable for the truthfulness, accuracy and completeness of its content.

On 24 January 2013, the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) convened its tenth meeting (the “Meeting”) by way of correspondence. Of the 12 directors entitled to attend the Meeting, 12 directors were in attendance. Members of the supervisory committee of the Company sat in at the Meeting. In accordance with the requirements of the relevant listing rules that, when the Board votes on matters concerning a connected transaction, the director(s) with any interest in such matters shall abstain from such voting, Lei Dianwu and Xiang Hanyin, as interested directors, abstained from voting on the matters concerning connected transaction considered at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Rong Guangdao, Chairman, presided over the Meeting. The Board considered and approved the following resolution:

The resolution was adopted with 10 votes in favor, 0 votes against and 0 abstentions, approving the Chenshan Oil Depot Area Assets Lease Agreement to be entered into between the Company and the East China Branch of Sinopec Sales Company Limited (“East China Sales Company”), and permitting the Company’s lease to East China Sales Company of the Company’s legally owned assets located in Chenshan Oil Depot Area for an annual rent up to RMB78.2512 million (before tax), with the assets to be leased including houses, buildings and ancillary facilities, nine storage tanks (No. 1-9 storage tanks) and ancillary facilities, three jetty berths (No. 7, 8 and 9 berths) and ancillary facilities, power supply and distribution facilities, water supply facilities, rain and sewage system, fire safety facilities, office communications equipment, land use right and marine use right.

Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji, as independent non-executive directors of the Company, have given their opinion on the above resolution.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 24 January 2013

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

ANNOUNCEMENT

Continuing Connected Transaction

The board of directors of the Company and all its directors guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Information:

The Seventh Session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) held its tenth meeting on 24 January 2013, which considered and approved the Assets Lease Agreement proposed to be entered into between the Company and East China Branch of Sinopec Sales Company Limited (“East China Sales Company”), and consented to the Company’s lease of the Leased Assets to East China Sales Company. The Assets Lease Agreement shall be executed within this month.

East China Sales Company is a branch company of Sinopec Sales Company Limited, which in turn is a wholly owned subsidiary of China Petroleum & Chemical Corporation (“Sinopec”), the controlling shareholder of the Company. Since East China Sales Company does not have a legal person status, all its rights and obligations under the Assets Lease Agreement shall ultimately be assumed by Sinopec Sales Company Limited. Pursuant to the SSE Listing Rules and the HKSE Listing Rules, Sinopec Sales Company Limited is a connected person of the Company and the Transaction concurrently constitutes a related party transaction under the SSE Listing Rules and a continuing connected transaction under the HKSE Listing Rules. In accordance with the relevant provisions of Chapter 14A of the HKSE Listing Rules, since each of the applicable percentage ratios (other than profit ratio) in respect of the annual cap of the Transaction for the year ending 31 December 2013 will exceed 0.1% but be less than 5%, the Transaction is subject to the reporting and announcement requirements, but is exempt from independent shareholders’ approval requirement.

The Transaction will enable the Company to utilise the Leased Assets as much as possible and maximize their economic contribution to the Company, and incur continuous and reasonable lease revenue for the Company.

1.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Assets Lease Agreement”	the Chenshan Oil Depot Area Assets Lease Agreement to be entered into between the Company and East China Sales Company within this month for the lease of the Leased Assets by the Company to East China Sales Company

“Company”	Sinopec Shanghai Petrochemical Company Limited

“connected person”	has the meaning ascribed to it in the SSE Listing Rules and/or HKSE Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the SSE Listing Rules and/or HKSE Listing Rules

“directors”	directors of the Company, including independent non-executive directors

“East China Sales Company”	East China Branch of Sinopec Sales Company Limited

“Golden Conti Company”	Shanghai Golden Conti Petrochemical Co., Ltd., a wholly owned subsidiary of the Company

“HKSE”	the Stock Exchange of Hong Kong Limited

“HKSE Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“income capitalisation approach”	one of most commonly used approaches in land valuation, a basic approach used for valuation of land and other profitable assets. Under this approach, purchase of land is treated as an investment, and the land premium is treated as the capital invested for obtaining incomes derived from the land in future certain years. This approach estimates the net income expected to be yielded from the land each year in the future, and on this basis, by applying a certain capitalisation ratio, converts the net income earned by the target of appraisal each year in the future into the aggregate daily income at the time of appraisal

“Leased Assets”	such assets located at Chenshan Oil Depot Area which are legally owned by the Company and proposed to be leased to East China Sales Company in accordance with the Assets Lease Agreement, including houses, buildings and ancillary facilities; nine storage tanks and ancillary facilities; three jetty berths and ancillary facilities; power supply and distribution facilities; water supply facilities; rain and sewage system; fire safety facilities; office communications equipment; land use right and marine use right. Please refer to the section headed “General Information of the Leased Assets, Pricing Basis and the Annual Cap of the Transaction” in this announcement for details of the Leased Assets.

“PRC”	the People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RMB”	the lawful currency of the PRC

“Sinopec”	China Petroleum & Chemical Corporation

“SSE”	Shanghai Stock Exchange

“SSE Listing Rules”	Rules Governing the Listing of Stocks on the Shanghai Stock Exchange

“Transaction”	the Company’s lease of the Leased Assets to East China Sales Company in accordance with the Assets Lease Agreement

2.	INTRODUCTION

The Company shall enter into the Assets Lease Agreement with East China Sales Company within this month in Shanghai. Pursuant to the Assets Lease Agreement, the Company shall lease the Leased Assets to East China Sales Company with an annual rent of not more than RMB78,251,200 (including tax). The Transaction does not constitute a material asset restructuring under the Measures on the Administration of Material Asset Restructuring of Listed Companies promulgated by China Securities Regulatory Commission.

East China Sales Company is a branch company of Sinopec Sales Company Limited, which in turn is a wholly owned subsidiary of Sinopec, the controlling shareholder of the Company. Since East China Sales Company does not have a legal person status, all its rights and obligations under the Assets Lease Agreement shall ultimately be assumed by Sinopec Sales Company Limited. Pursuant to the SSE Listing Rules and the HKSE Listing Rules, Sinopec Sales Company Limited is a connected person of the Company and the Transaction concurrently constitutes a related party transaction under the SSE Listing Rules and a continuing connected transaction under the HKSE Listing Rules.

3.	CONNECTED PERSON AND CONNECTED RELATIONSHIP

East China Sales Company is a branch company of Sinopec Sales Company Limited and does not have a legal person status. Sinopec Sales Company Limited is a wholly owned subsidiary of Sinopec, the controlling shareholder of the Company. Pursuant to the HKSE Listing Rules, Sinopec is a connected person of the Company and Sinopec Sales Company Limited is an associate of Sinopec and accordingly a connected person of the Company. Pursuant to the SSE Listing Rules and the HKSE Listing Rules, East China Sales Company is a connected person of the Company.

The general information of Sinopec Sales Company Limited and East China Sales Company is set out below:

Name of enterprise:	Sinopec Sales Company Limited
Type of enterprise:	Limited liability company
Place of incorporation:	Beijing Municipality
Principal place of business:	Chaoyang District, Beijing Municipality
Legal representative	Zhang Haichao
Registered capital:	RMB1.7 billion

Sinopec Sales Company Limited primarily engages in the wholesale of gasoline, jet fuel, diesel, liquefied petroleum gas and natural gas. In 2011, it generated an operating revenue of RMB867.6 billion and its net profit amounted to RMB15.5 billion.

East China Sales Company is a branch company of Sinopec Sales Company Limited and mainly engages in the sale of gasoline, diesel and jet fuel in Eastern China. In 2011, it generated an operating revenue of RMB250.7 billion and its net profit amounted to RMB4.5 billion.

4.	KEY TERMS AND PERFORMANCE OF THE ASSETS LEASE AGREEMENT

Pursuant to the Assets Lease Agreement to be entered into between the Company and East China Sales Company, the key terms and performance of the Transaction are as follows:

(1)	Term of lease: From January 2013 to December 2013.

(2)	Transaction price: The annual rental payment shall be not more than RMB78,251,200 (including tax).

(3)	Term of payment: The Company shall collect the rental payments from East China Sales Company on a monthly basis. As 3#, 4# and 9# storage tanks and the ancillary facilities in the Leased Assets have not satisfied the conditions for delivery completely, if 3#, 4# and 9# storage tanks and the ancillary facilities will not be able to be delivered together with the other Leased Assets, then the monthly rental payment for 3#, 4# and 9# storage tanks and the ancillary facilities shall become payable on the month following their actual delivery.

(4)	Condition precedent: If the Assets Lease Agreement constitutes a related party transaction or connected transaction in accordance with the relevant listing rules of the SSE and/or HKSE respectively, the effectiveness of the Assets Lease Agreement shall be conditional upon the completion of the disclosure or approval formalities as required under the above listing rules.

(5)	Bearing of costs: During the term of the lease, East China Sales Company shall be responsible for the day-to-day repair, maintenance and inspection and other related costs incurred by the leased equipment, and all day-to-day operation costs of the Leased Assets.

(6)	Transfer notice: During the term of the lease, if the Company needs to transfer the Leased Assets, the Company shall inform East China Sales Company three months in advance and the Assets Lease Agreement shall be terminated upon completion of the formalities relating to the transfer of the Leased Assets.

(7)	Expiry of the term of the lease and the arrangements for the renewal of the lease: If East China Sales Company needs to continue to rent the Leased Assets upon expiry of the term of the lease, it shall propose the renewal of the Assets Leased Agreement three months prior to the expiry of the term of the lease. If East China Sales Company does not intend to renew the lease upon expiry of the term of the lease, it shall deliver the Leased Assets to the Company on the date of expiry of the term of the lease and shall ensure that the Leased Assets are in good condition.

(8)	Liability for breach of contract: During the term of the lease, if either party terminates the Assets Lease Agreement without consultation between the parties, such party shall indemnify the loss (if any) suffered by the other party accordingly.

(9)	Settlement of dispute: Both parties shall settle any dispute arising out of the performance of the Assets Lease Agreement by following the principle of friendly consultation. If both parties fail to reach an agreement on the dispute resolution method, the dispute shall be referred to the People’s Court of Jinshan District, Shanghai Municipality, for adjudication.

As at the end of 2011, the total asset value of Sinopec Sales Company Limited was RMB46.1 billion in which the current assets accounted for RMB27.2 billion. For the most recent three years, the average total asset value of Sinopec Sales Company Limited amounted to RMB49.1 billion and the average asset-liability ratio was 44%. East China Sales Company is a branch company of Sinopec Sales Company Limited and does not have a legal person status, therefore, all its rights and obligations under the Assets Lease Agreement shall ultimately be assumed by Sinopec Sales Company Limited. In light of the above, the board of directors of the Company is of the view that East China Sales Company is capable of performing the corresponding obligations under the Transaction.

5.	GENERAL INFORMATION OF THE LEASED ASSETS, PRICING BASIS AND THE ANNUAL CAP OF THE TRANSACTION

The Leased Assets comprise the houses, buildings and ancillary facilities (with a total gross floor area of 18,552.7 square metres); nine storage tanks (1# to 9# storage tanks with a total volume of 460,000 cubic metres) and all ancillary facilities of the storage tanks; three jetty berths (7#, 8# and 9# berths) and the ancillary facilities; power supply and distribution facilities (including two 6KV underground cables); water supply facilities; rain and sewage system; fire safety facilities; office communications equipment; land use right (for an area of 418,939.8 square metres) and marine use right (for an area of 1,132,800 square metres), all of which are located at Chenshan Oil Depot Area and legally owned by the Company. The above Leased Assets are free and clear of any mortgage, pledge and other encumbrance and are not subject to any litigation, arbitration or judicial enforcement or any other major dispute issues.

Located at Pinghu Municipality, Zhejiang Province, our Chenshan Oil Depot Area is 27 kilometres away from our Jinshanwei Factory Area, covering an area of approximately 450,000 square metres with a storage volume of approximately 460,000 cubic metres.

The net book value of the Leased Assets involved in the Transaction as at 31 December 2011 is RMB257,240,300 (audited). Since the Company has not entered into any lease transaction for such Leased Assets with East China Sales Company or any other parties before the Transaction, there is no historical data of rental payment available for reference. The rental payment of the Transaction is calculated on the following basis: 1) the rental price of each of the fixed assets and marine use right which are part of the Leased Assets is calculated according to the relevant cost incurred plus an appropriate profit margin; 2) the annual rent for the land use right which is part of the Leased Assets is calculated by using the following formula in accordance with the income capitalisation approach:

a=V×r/[1-1/(1+r)^n]

a: Net income of land use right / annual rent (assuming that the annual rent for the term of land use right in future stays the same)

V: Price of land use right (with reference to the available local land market price)

r: Capitalisation ratio (with reference to the benchmark interest rate for five-year term national debt)

n: Term of land use right in future (30 years)

Upon arm’s length consultation between the Company and East China Sales Company, it has been determined that the rent for the Leased Assets under the Transaction shall in aggregate be not more than RMB78,251,200 per year (including tax). Details of the rents for the Leased Assets are as follows:

Unit: in RMB10,000
No.	Item titles	Annual rental payment (including tax)
1	Houses, buildings and ancillary facilities	343.39
2	Jetty berths (7#, 8#, 9#) and ancillary facilities	1,136.10
3	Storage tanks (1# - 9#) and ancillary facilities	2,517.97
	Of which:
	For 3#, 4# and 9# storage tanks (the total storage volume: 200,000 cubic metres) and ancillary facilities	1,117.76
	For 1#, 2# and 5# to 8# storage tanks (the total storage volume: 260,000 cubic metres) and ancillary facilities	1,400.21
4	Power supply and distribution facilities	665.54
5	Water supply facilities	101.50
6	Rain and sewage system	170.67
7	Fire safety facilities	201.49
8	Office communications equipment	119.76
9	marine use right	798.27
10	Land use right	1,770.44

	Total	7,825.12

The annual cap of the Transaction for the year ending 31 December 2013 shall be the maximum amount of the annual rent payable by East China Sales Company to the Company pursuant to the Assets Lease Agreement, i.e. RMB78,251,200.

6.	REASONS FOR CONDUCTING THE TRANSACTION AND ITS IMPACT ON THE COMPANY

Chenshan Oil Depot Area came into operation in the 1970s and was previously used to store, and provide transshipment service of, low sulphur crude oil for the Company and raw materials, including C3 and C4, for Golden Conti Company. Since very large crude carriers (VLCC) may not be able to dock at the jetty at Chenshan Oil Depot Area which is a shallow-draft jetty with low tonnage capacity, products were transported via multiple short trips after unloading the crude oil from vessels to small boats. With the completion of the construction and the commencement of the operation of Sinopec’s large deepwater crude oil terminal at Daxie Island and its Ningbo-Shanghai-Nanjing Pipeline, the transport via the Ningbo-Shanghai-Nanjing Pipeline of the crude oil procured by us has been on an increase in order to lower the transport cost and the shipping loss. Further, the completion of the construction as well as the commencement of the operation of the Company’s Refinery Revamping and Expansion Project in December 2012 has enhanced our crude oil processing capacity and depth of processing and enabled the Company to move a step forward to improve its crude oil processing business with respect to inferior and heavy crude oil, and there is basically no need to use the low sulphur crude oil any longer, and accordingly the low sulphur crude oil storage function of Chenshan Oil Depot Area has been further impaired. In order to revitalise the assets, the Company proposes to lease out all its storage facilities located at Chenshan Oil Depot Area other than the 10# jetty used by Golden Conti Company. Further, since the Refinery Revamping and Expansion Project came into operation, the refined oil production capacity of the Company has expanded over 90% compared to its original capacity with a possible increase of the refined oil production capacity of around more than 4.6 million tons on an annual basis, there is a pressing need to resolve issues relating to the transshipment and the expansion into Jiangsu and Zhejiang markets of refined oil. As East China Sales Company is a customer of the Company in respect of its sale of the refined oil products, its lease of the Leased Assets located at Chenshan Oil Depot Area from the Company plays a primary role in realising the transshipment of refined oil products of the Company and in tapping into Jiangsu and Zhejiang markets via Zhejiang-Suzhou Pipeline.

As a result of the Transaction, the economic contribution arising from the large deepwater crude oil terminal at Daxie Island and Ningbo-Shanghai-Nanjing Pipeline to the Company in lowering its crude oil transport cost and shipping loss may be materialised to the fullest extent possible, and the assets of the Company may also be revitalised at the same time, which are instrumental for supporting the efforts of the Company in the transshipment of the refined oil and the expansion into the Jiangsu and Zhejiang markets as well as in bringing reasonable rental income to the Company on a continuous basis.

7.	IMPLICATIONS UNDER THE SSE LISTING RULES AND HKSE LISTING RULES

The Transaction constitutes a related party transaction of the Company under the SSE Listing Rules, and also a continuing connected transaction of the Company under the HKSE Listing Rules. Since each of the applicable percentage ratios (other than the profit ratio) in respect of the annual cap of the Transaction for the year ending 31 December 2013 will exceed 0.1% but be less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the HKSE Listing Rules.

8.	GENERAL INFORMATION

The Company is a highly integrated petrochemical enterprise and its primary business is to process crude oil into a wide range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

9.	PROCEDURES FOR CONSIDERING THE TRANSACTION

On 24 January 2013, the resolution of the Transaction was adopted upon consideration at the tenth meeting of the seventh session of the board of directors of the Company. When voting on the resolution, Mr. Lei Dianwu and Mr. Xiang Hanyin, both connected directors, abstained from voting in accordance with the relevant provisions and the rest of the non-connected directors voted for and unanimously approved the resolution.

The directors believe that the Assets Lease Agreement and the Transaction under such agreement (including the annual cap) are fair and reasonable, are on normal commercial terms and are entered into in the ordinary and usual course of business, and that the Assets Lease Agreement and the Transaction are in the interests of the shareholders as a whole.

The independent non-executive directors of the Company, namely Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji, gave the following independent opinion on the Transaction:

(1)	The Transaction is conducted strictly in compliance with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(2)	At the time of voting on the relevant resolution, the connected directors abstained from voting and the voting process complied with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(3)	The Transaction is entered into on normal commercial terms in the ordinary and usual course of business and the terms of the Transaction (including the annual cap) are fair and reasonable to the Company and will not damage the interests of the Company and its minority shareholders and the terms are also in the interests of the shareholders as a whole; and

(4)	The execution of the Chenshan Oil Depot Area Assets Lease Agreement by the Company shall be approved.

10.	DOCUMENTS FOR INSPECTION

(1)	The board resolution adopted by the board of directors of the Company on 24 January 2013; and

(2)	The opinion of the independent non-executive directors on the Transaction issued by the independent non-executive directors of the Company, namely Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

This announcement is hereby issued.

By order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 24 January 2013

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Inside Information/

Overseas Regulatory Announcement

Announcement on Estimated Loss in Annual Results of 2012

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2012 to 31 December 2012

(2)	Estimated results: based on the preliminary estimates by the Finance Department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the operating results for the year ended 31 December 2012 of the Company and its subsidiaries (the “Group”) are expected to record a loss. Under China Accounting Standards for Business Enterprises, net loss attributable to equity shareholders of the Company is expected to be approximately RMB1,600 million.

(3)	The estimated results have not been audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	944,414
Earnings per share (RMB per share)	0.131

3.	Reasons

In 2012, amid complex and volatile international environment and a slowdown in domestic economic growth, demand for the petrochemicals was sluggish and prices were adjusted due to the high level of volatility in international crude oil prices. The Group’s refining business incurred a policy-related loss and the profitability of petrochemical products also fell significantly. Net loss attributable to equity shareholders of the Company amounted to RMB1,609 million for the nine-month period ended 30 September 2012. Facing a challenging international and domestic economic environment, the Group made efforts to enhance its operating conditions by making prompt adjustments to its production plan and optimising production and operation. Meanwhile, the Group has committed to carrying out the construction of the Phase 6 Project and its trail run in order to lay a solid foundation for production and operation in 2013. In the fourth quarter of 2012, the Group’s cost of crude oil processed declined compared to the first three quarters, which therefore somewhat minimised the loss from the petrochemical products business. However, since the operating results of the Company recorded a substantial loss in the first three quarters, the Group’s full year operating results in 2012 are also expected to record a loss, according to preliminary estimates of the Company’s Finance Department. Under China Accounting Standards for Business Enterprises, net loss attributable to equity shareholders of the Company is expected to be approximately RMB1,600 million.

The forecasts above represent preliminary estimates. Specific and accurate financial figures shall be disclosed in the audited 2012 annual report to be officially announced by the Company. Investors are advised to pay attention to investment risks.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 24 January 2013

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.